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                       Securities and Exchange Commission
                             Washington, D.C. 20547

                                 SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.1)

                  Riverside Park Associates Limited Partnership
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                            (Name of Subject Company)

                  Riverside Park Associates Limited Partnership
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                       (Names of Persons Filing Statement)

                            Limited Partnership Units

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                         (Title of Class of Securities)

                                      None

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                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:
                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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         The information in the Offer to Purchase of AIMCO Properties, L.P.,
dated May 15, 2000, Exhibit (a) hereto, and the Supplements to the Offer to Purchase of AIMCO Properties, L.P., dated June 12, 2000, June 23, 2000 and June 27, 2000 Exhibit (a), (a)(1), (a)(2) and (a)(3) hereto, respectively, is incorporated herein by reference in answer to all of the Items of this Schedule 14D-9 except as otherwise set forth below:

Item 2. Identity and Background of Filing Person.

         This Schedule 14D-9 is being filed by Riverside Park Associates Limited Partnership, a Delaware limited partnership (the "Partnership"). The Partnership's business address is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222, and its telephone number is (303) 757-8101. Units of limited partnership interest of the Partner ship are the subject of the tender offer.

         This Schedule 14D-9 relates to a tender offer set forth in Schedule TO filed by MP Income Fund 15, LLC; MP Income Fund 12, LLC: Accelerated High Yield Institutional Fund, Ltd.; Moraga Fund 1, L.P.; MacKenzie Patterson, Inc. and Moraga Gold, LLC, dated June 12, 2000, pursuant to which the purchasers are offering $38,000 per unit.


Item 5. Person/Assets, Retained, Employed, Compensated or Used.

         Not Applicable

Item 7. Purposes of the Transaction and Plans or Proposals.

         Not Applicable

Item 9. Exhibits.

         (a) Offer to Purchase of AIMCO Properties, L.P. (Exhibit (a)(1) to Schedule TO of AIMCO Properties, L.P. dated May 15, 2000, is incorporated herein by refer ence.)
         (a)(1) Supplement to Offer to Purchase of AIMCO Properties, L.P., dated June 12, 2000. (Exhibit (a)(4) to Amendment No. 1 to Schedule TO of AIMCO Properties, L.P., dated June 12, 2000, is incorporated herein by reference.)
         (a)(2) Supplement to Offer to Purchase of AIMCO Properties, L.P., dated June 23, 2000. (Exhibit (a)(7) to Amendment No. 2 to Schedule TO of AIMCO Properties, L.P., dated June 23, 2000, is incorporated herein by reference.)
         (a)(3) Supplement to Offer to Purchase of AIMCO Properties, L.P., dated June 27, 2000. (Exhibit (a)(10) to Amendment No. 3 to Schedule TO of AIMCO Properties, L.P., dated June 27, 2000, is incorporated herein by reference.)



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         (e)      The information in the Offer to Purchase (Exhibit (a) hereto)
                  under the headings "The Offer-Section 11. Conflicts of Interest and Transactions with Affiliates," "The Offer-Section
                  13. Certain Information Concerning Your Partner ship-Property Management," "The Offer-Section 13. Certain Information Concerning Your Partnership-Distributions," and "The Offer-Section 13. Certain Information Concerning Your Partnership- Compensation Paid to the General Partner and its Affiliates" is hereby incorporated herein by reference.
         (g)      Not applicable






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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2000


                                   RIVERSIDE PARK ASSOCIATES LIMITED
                                   PARTNERSHIP
                                   a Delaware limited partnership

                                   By: Winthrop Financial Associates
                                       Its General Partner

                                   By: /s/ Patrick J. Foye
                                       ---------------------------------
                                       Patrick J. Foye
                                       Executive Vice President



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                                  EXHIBIT INDEX



EXHIBIT NO.           DESCRIPTION
-----------           -----------
   (a)         Offer to Purchase of AIMCO Properties, L.P. (Exhibit (a)(1) to
               Schedule TO of AIMCO Properties, L.P. dated May 15, 2000, is incorporated herein by refer ence.)
   (a)(1)      Supplement to Offer to Purchase of AIMCO Properties, L.P., dated
               June 12, 2000. (Exhibit (a)(4) to Amendment No. 1 to Schedule TO
               of AIMCO Properties, L.P., dated June 12, 2000, is incorporated herein by reference.)
   (a)(2)      Supplement to Offer to Purchase of AIMCO Properties, L.P., dated
               June 23, 2000. (Exhibit (a)(7) to Amendment No. 2 to Schedule TO
               of AIMCO Properties, L.P., dated June 23, 2000, is incorporated herein by reference.)
   (a)(3)      Supplement to Offer to Purchase of AIMCO Properties, L.P., dated
               June 27, 2000. (Exhibit (a)(10) to Amendment No. 3 to Schedule TO
               of AIMCO Properties, L.P., dated June 27, 2000, is incorporated herein by reference.)
   (e)         The information in the Offer to Purchase (Exhibit (a) hereto)
               under the headings "The Offer-Section 11. Conflicts of Interest and Transactions with Affiliates," "The Offer-Section 13. Certain
               Information Concerning Your Partner ship-Property Management,"
               "The Offer-Section 13. Certain Information Concerning Your
               Partnership-Distributions," and "The Offer-Section 13. Certain
               Information Concerning Your Partnership- Compensation Paid to the
               General Partner and its Affiliates" is hereby incorporated herein by reference.
   (g)         Not applicable